Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of

Bontan Corporation Inc.

We have audited the consolidated balance sheet of Bontan Corporation Inc. as at March 31, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Bontan Corporation Inc. as of March 31, 2005 and for the years ended March 31, 2005 and 2004, were audited by other auditors whose report dated July 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada

July 12, 2006

Chartered Accountants

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA